Exhibit 99.1

Cellect is moving to trade exclusively on the NASDAQ

Cellect shareholders can now exchange Israeli-traded ordinary shares for NASDAQ American Depositary Shares, each representing 20 ordinary shares

Cellect Chairman, Nuriel Chirich Kasbian commented: “Our shareholders will be able to convert their ordinary shares to NASDAQ American Depositary Shares through their bank or broker. The Company will bear the bank or broker's conversion fees for all shareholders who convert their ordinary shares until July 31st, 2017."

Tel Aviv, Israel – June 9, 2017 – Cellect Biotechnology Ltd. (Nasdaq: APOP, TASE: APOP), a developer of stem cells isolation technology, announced today that, as previously disclosed, the Company is voluntarily delisting its shares from trading on the Israeli Exchange (the “TASE”), and moving to trade American Depositary Shares, each of which represents 20 ordinary shares, exclusively on NASDAQ. The last trading day on TASE will be on September 3, 2017.

The decision to delist from the Tel Aviv exchange was taken as the Company’s board of directors and management believe it will maximize shareholders’ value in the medium and long term.

The Company urges all holders of ordinary shares to convert their ordinary shares into American Depositary Shares through their banks and brokers and will bear the bank and brokers fees for all shareholders who convert their ordinary shares on or before July 31, 2017.  Holders of the Company’s ordinary shares are encouraged to contact their banks or brokers with any questions about the conversion process.

About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: "APOP", "APOPW", TASE: "APOP"). The Company has developed a breakthrough technology for the isolation of stem cells from any given tissue - a technology that aims to improve a variety of stem cells applications.

The Company’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells for in quantity and quality that will allow stems cell related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cells related treatments in regenerative medicine and that current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our expectation that a patent will be issued based on pending patent applications, our beliefs about the future integration of our technology into the production procedures of stem cell-based products, the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov. and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444